UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2015

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Vedanta Limited

Other Events

Vedanta Limited is subject to favorable market conditions in the process of issuing Secured, Rated, Non-Cumulative, Redeemable Non-Convertible Debentures (NCDs) of Rs. 10,00,000/- (Rupees Ten Lakhs Only) each upto Rs. 2000,00,00,000/- (Rupees Two Thousand Crores Only) on Private Placement basis. The issuance of NCDs is part of the overall ‘Debt Refinancing’ of the Company to substitute the short term liabilities/borrowings/ debt and / or to retire higher cost debt.

The NCDs are proposed to be listed on the Bombay Stock Exchange of India Limited (BSE).

This issue is part of the overall approval of Rs.8000 crores (Rupees Eight Thousand crores) by the Board of Directors and by the Shareholders in the 50th AGM of the Company held on July 11, 2015, permitting issuances in one or more series/tranches on private placement basis during a period of 12 months.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary